AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1997
                                                      REGISTRATION NO. 333-23233
                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                      POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-2

                           REGISTRATION STATEMENT UNDER THE
                                SECURITIES ACT OF 1933
                           --------------------------------

                                    CIATTI'S, INC.
                             (Exact name of registrant as
                               specified in its charter)
                           --------------------------------

         MINNESOTA                                   41-1564262
(State or other jurisdiction of        (I.R.S. Employer Identification Number)
incorporation or organization)
                           --------------------------------
                                5555 West 78th Street
                               Edina, Minnesota  55439
                                    (612) 941-0108
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           -------------------------------
                                  Phillip R. Danford
                                President and Director
                                    Ciatti's, Inc.
                                5555 West 78th Street
                             Edina, Minnesota  55439-2702
                                    (612) 941-0108
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)
                           -------------------------------
                                      Copies to:
                                 Thomas G. Lovett IV
                                  Kristen L. Johnson
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                            Minneapolis, Minnesota  55402
                                    (612) 371-3211
                           -------------------------------
          As soon as practicable after the effective date of this offering.
          (Approximate date of commencement of proposed sale to the public)
                           -------------------------------
If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box:   /X/

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: /X/

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                    CIATTI'S, INC.

                                CROSS REFERENCE SHEET


Form S-2 Item Number And Description                             Caption of Location In Prospectus
------------------------------------                             ---------------------------------

Item 1.  Forepart of Registration Statement and Outside
          Front Cover Page of Prospectus......................   Front of the Registration Statement; Outside Front Cover
                                                                          Page
Item 2.  Inside Front and Outside Back Cover Pages of
          Prospectus..........................................   Inside Front Cover Page; Additional Information;
                                                                          Outside Back Cover Page
Item 3.  Summary Information, Risk Factors and Ratio of
          Earnings to Fixed Charges...........................   Outside Front Cover Page; Prospectus Summary; Risk
                                                                          Factors

Item 4.  Use of Proceeds......................................   Prospectus Summary; Use of Proceeds

Item 5.  Determination of Offering Price......................   Not applicable

Item 6.  Dilution.............................................   Not applicable

Item 7.  Selling Security Holders.............................   Not applicable

Item 8.  Plan of Distribution.................................   Outside Front Cover Page; Inside Front Cover Page; Plan
                                                                          of Distribution

Item 9.  Description of Securities To Be Registered............  Prospectus Summary; Description of Notes and Terms of
                                                                          Offering

Item 10. Interests of Named Experts and Counsel................  Not applicable

Item 11. Information with Respect to Registrant................  Outside Front Cover Page; Prospectus Summary;
                                                                          Available Information; Incorporation of Certain
                                                                          Information by Reference; Selected Consolidated
                                                                          Financial Data; Management's Discussion and
                                                                          Analysis of Financial Condition and Results of
                                                                          Operations; Business; Description of Notes and
                                                                          Terms of Offering; Certain Transactions


Item 12. Incorporation of Certain Information by
         Reference...........................................    Incorporation of Certain Information by Reference

Item 13. Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.........................................    Not applicable

                                                                      PROSPECTUS


                                      $1,750,000
                                   PRINCIPAL AMOUNT
                 ---------------------------------------------------

                                    CIATTI'S, INC.
                   ONE AND THREE YEAR SUBORDINATED FIXED-TERM NOTES
                 ----------------------------------------------------

    The Fixed-Term Notes (the "Notes") offered hereby are unsecured, general obligations of Ciatti's, Inc. (the "Company") and are subordinated to all existing and future Senior Indebtedness (as defined hereafter) of the Company (of which $1,849,706 in principal amount was outstanding at August 31, 1997). The Company has no debt covenants in place restricting the amount of Senior Indebtedness the Company may incur in the future.

    The interest rates of the Notes offered by the Company are expected to change from time to time, based on the Company's financial needs and current market conditions. Interest rates are currently being set at 11.00% for One-Year Notes and 12.00% for Three-Year Notes. See "Plan of Distribution."

    Changes in interest rates will not affect the rates on outstanding Notes. The Company may prepay the Notes at any time, in whole or in part. See "Description of Notes and Terms of Offering."

    The Notes will be sold directly by officers and employees of the Company. The minimum investment is $1,000. The Notes are being offered on a continuous basis. There will be no public market for the Notes. There is no minimum sales requirement for this offering. The Company reserves the right to reject any subscription in whole or in part. See "Plan of Distribution."

    These Notes are being offered only to Minnesota residents.

    FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY, SEE "RISK FACTORS," BEGINNING AT PAGE 5 HEREIN.

--------------------------------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           Underwriting
                        Price to         Commissions and      Proceeds to
                         Public              Discount           Company
--------------------------------------------------------------------------------
Per Note                  100%                 0.0%              100% (1)
--------------------------------------------------------------------------------
Total                  $1,750,000              0.0%          $1,750,000 (1)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    (1)  Before deducting estimated offering expenses of $25,000.

                   The date of this prospectus is October 8, 1997.

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Branch of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy statements and other information regarding the Company may be accessed. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. The Company's Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "CIAT".

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all information set forth in such Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes offered hereby, reference is made to such registration statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected in the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following document, which has been filed by the Company with the Commission (File No. 0-16348), is incorporated by reference in this Prospectus--the Company's Annual Report on Form 10-KSB for the fifty-two weeks ended June 29, 1997. The Company's Annual Report for the fifty-two weeks ended June 29, 1997 is being delivered to investors concurrently with this Prospectus.

    The foregoing documents contain financial and other information concerning the Company. Such documents constitute a part of this Prospectus, and the information contained therein should be reviewed together with all other information contained herein. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded hereby to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Scott P. McGuire, Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55439-2702. Telephone requests may be directed to (612) 941-0108, extension 205.

                     --------------------------------------------

    THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE
HEREIN, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THOSE PROJECTED OR CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT, IN PART, OF THE RISK FACTORS SET FORTH ELSEWHERE IN THIS PROSPECTUS. IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS WHICH APPEAR IN THESE DISCLOSURES, PROSPECTIVE PURCHASERS OF THE COMPANY'S NOTES OFFERED HEREBY SHOULD CAREFULLY REVIEW ALL OF SUCH RISK FACTORS.

                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND BY THE INFORMATION AND FINANCIAL STATEMENTS APPEARING IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY. TERMS NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROSPECTUS.

                                     THE COMPANY

    The Company owns and operates seven full-service restaurants in Minnesota and Wisconsin. Included in these full-service restaurants are six Italian restaurants operating in Minnesota and Wisconsin under the name "Ciatti's Italian Restaurant-Registered Trademark-" and one steakhouse restaurant operating in Wisconsin under the name "Spurs Steakhouse & Saloon-Registered Trademark-." On January 1, 1995, DFW Bagels, Inc. ("DFW"), the wholly-owned subsidiary of the Company, entered into an exclusive Development Agreement with Bruegger's Franchise Corporation to develop bagel restaurants in the Dallas-Fort Worth, Texas area. As of October 1, 1997, DFW has opened and is operating eight bagel restaurants in the Dallas-Fort Worth, Texas area. All bagel restaurants are operated under the name "Bruegger's Bagel Bakery-Registered Trademark-" pursuant to the terms of the Development Agreement and related franchise documents.

    The Company is issuing these Notes to raise working capital, including additional capital to expand the number of bagel restaurants owned and operated by DFW in Dallas-Fort Worth, Texas. Under the Development Agreement, as amended, DFW must have nine bagel restaurants open by January 1, 1998 and thirty bagel restaurants open by July 1, 2001. The Company may also use part of any capital raised for remodeling and updating of some of its Italian restaurants, as well as for other business opportunities.

    Ciatti's, Inc. and its wholly-owned subsidiary, DFW Bagels, Inc., are Minnesota corporations. The Company's principal office and mailing address is Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55439-2702 and its telephone number is (612) 941-0108. Unless the context otherwise requires, references to the Company include the Company and its wholly-owned subsidiary, DFW Bagels, Inc. References to the Company's development and operation of its bagel restaurants will generally mean DFW Bagels, Inc. On October 1, 1997, the Company disclosed that its Board of Directors has decided to change the name of the Company to Premier Restaurants Company, subject to shareholder approval at the November 13, 1997 annual meeting of shareholders. In September 1997, the Company sold three of its full-service restaurants and entered into an agreement to sell a fourth full-service restaurant. See "Business-Restaurant Demographics."

                                     THE OFFERING

Securities Offered...................       The Company is offering up to $1.75
                                            million in principal amount of its
                                            unsecured subordinated notes (the
                                            "Notes") in minimum denominations
                                            of $1,000.  The Notes are fixed-
                                            term notes having maturities of one
                                            or three years after the date of
                                            issue.

Subordination........................       The Notes are unsecured general
                                            obligations of the Company and are
                                            subordinated in right of payment to
                                            all existing and future Senior
                                            Indebtedness (as defined
                                            hereafter), $1,849,706 of which was
                                            outstanding at August 31, 1997.
                                            The Notes are not secured by any
                                            lien on the Company's assets and
                                            are not insured or guaranteed by
                                            any public or private entity.  See
                                            "Description of Notes and Terms of
                                            Offering - Subordination."

Interest Rates and Payment ..........       Interest rates are being initially
                                            set at 11.00% for One- Year Notes
                                            and 12.00% for Three-Year Notes.
                                            Interest on the Notes accrues from
                                            the date of issuance and will be
                                            paid semi-annually on January 1 and
                                            July 1. The interest rate of a Note
                                            will not adjust prior to Maturity.


Prepayment by Company ..............        The Notes are prepayable at the
                                            election of the Company, in whole
                                            or in part, at any time if therwise
                                            permitted under the restrictions
                                            and covenants pertaining to Senior
                                            Indebtedness.  See "Description of
                                            Notes and Terms of Offering -
                                            Prepayment by the Company."

Modification, Termination or
Extension of Offering ..............        The Company reserves the right to
                                            modify at any time the terms of the
                                            offering or the Notes.  Any
                                            modification will apply only to
                                            Notes offered after the date of the
                                            modification, except as described
                                            under "Description of Notes and
                                            Terms of Offering."  The Company
                                            reserves the right to terminate the
                                            offering at any time.  From time to
                                            time, the Company may issue
                                            additional debt securities in
                                            private placements or through
                                            additional registered public
                                            offerings.


                    ----------------------------------------------

    "BRUEGGER'S" and "BRUEGGER'S BAGEL BAKERY" are trademarks of Bruegger's Franchise Corporation. "CIATTI'S ITALIAN RESTAURANT" and "SPURS STEAKHOUSE & SALOON" are registered trademarks of the Company.

                    ----------------------------------------------


    The Notes offered hereby are securities of Ciatti's, Inc. They are not direct or indirect interests in DFW Bagels, Inc. Neither Bruegger's Franchise Corporation, nor any of its subsidiaries, has endorsed or approved the offering or is in any way participating in it. Please see "Additional Information" on page 31 for a more detailed disclaimer of Bruegger's Franchise Corporation's involvement.

                                     RISK FACTORS

    INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS IN CONNECTION
WITH AN INVESTMENT IN THE NOTES IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THE PROSPECTUS OR IN ANY APPLICABLE PROSPECTUS SUPPLEMENT. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY APPLICABLE PROSPECTUS SUPPLEMENT CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

RECENT LOSSES

    During the fiscal year ended June 30, 1996 and the fiscal year ended June 29, 1997 the Company incurred losses of approximately $1,363,000 and $2,569,000, respectively. While the Company expects that its full service restaurants will operate on a profitable basis in the near future, the Company expects to incur losses from its bagel restaurants.

DEPENDENCE UPON BAGEL RESTAURANTS FOR FUTURE GROWTH

    Substantially all of the Company sales in the past have been generated from the operation of its full service restaurants. During the fiscal year ended June 30, 1996, the Company's full service restaurants generated sales of $17.0 million, while its bagel restaurants generated sales of only $627,000. Further, during the fiscal year ended June 29, 1997, the Company's full service restaurants generated sales of $15.8 million while its bagel restaurants generated sales of only $1.9 million. The Company currently operates eight bagel restaurants. The retail bagel segment is an emerging concept, the long-term appeal and potential of which have not yet been fully determined. Future growth in sales and profits will depend to a substantial extent on the Company's ability to increase the number of its bagel restaurants. The Company's ability to successfully expand its bagel restaurant operations will depend upon a number of factors, including the availability and cost of suitable locations, the hiring, training and retention of skilled restaurant management and personnel, the ability of the Company to generate funds from operations, obtain adequate restaurant financing on favorable terms or to obtain cash concessions from landlords, the competitive environment, and the ability to obtain the necessary governmental permits and approvals. There can be no assurance that the Company will be able to open new bagel restaurants and, if opened, that those restaurants can be operated profitably or that the opening of any new locations will not result in reduced sales at existing bagel restaurants. See "Business - Restaurant Operations" and "Business - Restaurant Development."

SALE OF CERTAIN OF ITS CIATTI'S ITALIAN RESTAURANTS

    The Company has not opened any full-service restaurants in recent years and has no plans to open any additional full-service restaurants in the future. In September 1997, the Company sold three of its full-service restaurants and entered into an agreement to sell a fourth restaurant. The restaurants that were sold were located in Burnsville, Falcon Heights, and Woodbury, Minnesota, while the restaurant that the Company has entered into an agreement to sell is located in St. Cloud, Minnesota. The aggregate sales price of the three restaurants that were sold in September 1997 was approximately $925,000, of which $825,000 was paid in cash with the remaining $100,000 payable in monthly installments over a five year period. The net book value of the equipment and leasehold improvements as of June 29, 1997 at these three locations was approximately $479,000.

    The restaurants sold are initially being operated as Ciatti's Italian Restaurants, however, the new owners have the right to change the name at anytime. The Company decided to sell these restaurants to focus on achieving and maintaining profitability at its remaining full-service restaurants and to generate cash to continue to expand the construction of its bagel bakeries in the Dallas-Fort Worth area. During fiscal 1997, the three full-service restaurants that were sold by the Company in September 1997 generated approximately $5,025,000 of sales, net earnings of $53,000 and cash flows from operations of $275,000. Accordingly, the Company will not have the benefit of the cash flow of these restaurants in the future.

DEPENDENCE UPON BRUEGGER'S

    The Development of the Dallas-Fort Worth area for bagel restaurants by DFW is subject to the terms and conditions of a Development Agreement and related franchise agreements with Bruegger's Franchise Corporation ("Bruegger's). Under the terms of the Development Agreement, DFW is required to comply with a number of requirements with respect to construction and maintenance of bagel restaurants. DFW is required to have nine bagel restaurants open by January 1, 1998 and thirty bagel restaurants open by July 1, 2001. The Development Agreement provides that DFW and Bruegger's will enter into a pre-agreed-upon franchise agreement for each bagel restaurant opened by DFW. The franchise agreement grants DFW the right to establish and operate a bagel restaurant and to use the Bruegger's system and various trademarks. The bagel restaurants must conform to Bruegger's methods, such as its core products, decor, fixtures, furnishings, and maintenance. Under the franchise agreement, DFW is obligated to pay fees to Bruegger's, including, but not limited to, a $20,000 franchise fee upon the opening of each bagel restaurant. In the event the Company fails to comply with certain terms of the Development Agreement or of the franchise agreement with respect to a specific restaurant, Bruegger's has the right to terminate the applicable agreement. In May 1996, Bruegger's was acquired by Quality Dining, Inc., a publicly held corporation. On May 12, 1997, Quality Dining, Inc. announced that its Board of Directors approved a plan to divest its Bruegger's bagel-related businesses. In September 1997, Quality Dining, Inc. entered into a share exchange agreement under which it will sell Bruegger's Franchise Corporation back to its former owners. The Company believes the transaction will be completed during October 1997. See "Business - Relationship with Bruegger's and Quality Dining, Inc."

    On October 1, 1996, the Company filed a Registration Statement with the Securities and Exchange Commission for a Rights Offering to its existing shareholders. In response to Ciatti's filing of the Registration Statement, Bruegger's asserted that Bruegger's has certain rights of consent and of first refusal regarding the sale of securities of Ciatti's. Bruegger's is the franchisor and DFW, the Company's wholly-owned subsidiary, is the franchisee under a Development Agreement in which DFW has the exclusive right to develop Bruegger's bagel restaurants in the Dallas-Fort Worth, Texas area. Ciatti's and Bruegger's were unable to agree upon resolution of the matter and, on November 8, 1996, Ciatti's and DFW filed a lawsuit in United States District Court for the District of Minnesota against Bruegger's and its parent corporation, Quality Dining, Inc. ("Quality Dining"). In April 1997 the parties held settlement discussions and on May 20, 1997 entered into a Settlement Agreement dated as of April 23, 1997. Under the terms of the Settlement Agreement , Bruegger's agreed to extend the dates on which the Company was required to complete the opening of certain bagel restaurants under the Development Agreement, and the Company and DFW agreed to enter into certain indemnification and license arrangements with Bruegger's. The parties also agreed that Bruegger's would have no right of first refusal to purchase securities of Ciatti's so long as Ciatti's remained a publicly held corporation and that Bruegger's would have no right of consent for certain issuances of securities by Ciatti's, including any issuance of securities by Ciatti's (i) if the issuance does not result in the acquisition of over 40% of the voting power of any class of securities of Ciatti's after the completion of the issuance by any shareholder (other than Phillip R. Danford of L.E. "Dan" Danford, Jr.) who previously held less than 40% of the voting power of such securities and (ii) such issuance does not result in Phillip R. Danford and L.E. "Dan" Danford, Jr. collectively owning less than 10% of the voting power of all classes of securities of Ciatti's. The Development Agreement, as amended by the Settlement Agreement, is herein referred to as the "Development Agreement."

FAILURE TO MEET CURRENT NASDAQ NATIONAL SMALLCAP MARKET REQUIREMENTS

    The Company's Common Stock trades on the Nasdaq SmallCap Market. Under the rules of the Nasdaq SmallCap Market, an issuer must maintain shareholders' equity of at least $1,000,000. As a result of its net loss in fiscal 1997, the Company's shareholders' equity as of June 29, 1997 was approximately $606,000, which is less than the minimum required for continued inclusion on the Nasdaq SmallCap Market. In August 1997, Nasdaq advised the Company that it was not in compliance with the shareholders' equity requirement and indicated that it intended to delist the Company's Common Stock from the Nasdaq SmallCap Market. The Company has requested an exemption from the $1,000,000 shareholders' equity requirement on the basis that the Company was taking steps to raise sufficient funds to satisfy the $1,000,000 requirement. The Nasdaq staff denied the Company's request for the exemption. The Company has appealed the Nasdaq staff determination and an oral hearing with respect to this issue was held on October 2, 1997. If the Company does not receive an exemption and does not otherwise raise additional capital in an amount sufficient to achieve compliance with the Nasdaq SmallCap Market shareholders' equity requirement, the Company's Common Stock could be delisted from the

Nasdaq SmallCap Market and would trade on the Nasdaq "Bulletin Board" or in the over-the-counter market. This could have an adverse effect on the price and liquidity of the Company's Common Stock.

    In addition, on August 25, 1997, the SEC approved new Nasdaq rules that require issuers of Nasdaq SmallCap securities to either (i) maintain net tangible assets (assets, excluding goodwill, less liabilities) of at least $2.0 million, (ii) achieve net income of at least $500,000 in the most recent fiscal year or in two of the three most recently completed fiscal years or (iii) have a market capitalization of $35 million. This new requirement becomes applicable to Nasdaq SmallCap issuers, including the Company, on February 25, 1998. Although the Company believes that it will be able to achieve the $2.0 million net tangible assets requirements by February 25, 1998 by raising additional equity and/or debt, there can be no assurance that the Company will be able to attain the required net tangible assets or meet either of the other requirements for continued inclusion in the Nasdaq SmallCap Market. If the Company is unable to achieve the minimum requirements for continued inclusion on the Nasdaq SmallCap Market, then its securities would trade on the Nasdaq "Bulletin Board" or in the over-the-counter market. This could have an adverse effect on the price and liquidity of the Company's Common Stock.

SUBORDINATION OF NOTES

    The Notes are subordinated to Senior Indebtedness of the Company, which includes indebtedness to financial institutions and certain other obligations. See "Description of Notes and Terms of Offering - Subordination." In the event that the Company is in default on any Senior Indebtedness, the Company will be precluded from making any payment of principal or interest on the Notes until the default is cured or the Senior Indebtedness is paid in full.

GUARANTEE OF SUBSIDIARY'S LEASES BY CIATTI'S, INC.

    Although the Company's wholly-owned subsidiary, DFW Bagels, Inc., is the developer and operator of the Company's bagel restaurants, Ciatti's, Inc. has guaranteed certain of the leases entered into by DFW. If DFW were to default on these leases, and the assets of DFW were otherwise insufficient to satisfy these obligations, the landlords would have a claim against Ciatti's and its assets.

THE COMPETITIVE RESTAURANT AND FOOD SERVICE INDUSTRY

    The restaurant and food service industry is highly competitive and fragmented. There are numerous restaurants and other food service operations that compete directly and indirectly with the Company. Many of these entities have significantly greater financial resources and higher total sales volume than does the Company. The restaurant business is often affected by changes in consumer taste and discretionary spending priorities, national, regional and/or local economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, weather conditions, employee availability, and the type, number and location of competing restaurants. Any change in these factors could adversely affect the Company. In addition, factors such as inflation and increased food, labor and other employee compensation costs could adversely affect the Company. In the Dallas-Fort Worth area, the Company expects to encounter competition from Einstein Bagels and Bagel Boulevard, as well as a number of local, owner-operated bagel shops that in many cases have developed a loyal local clientele. See "Business."

NEED FOR ADDITIONAL CAPITAL

    Under the Company's Development Agreement with Bruegger's, it is required to open a total of thirty bagel restaurants prior to July 1, 2001. The Company estimates that it will cost approximately $370,000 for the capital expenditures and initial franchise fee for each location. In addition, the Company estimates it will cost approximately $500,000 for the construction of a commissary, which the Company plans to build in fiscal 1998. Accordingly, the Company will need funds in addition to those raised by these Notes to support its expansion plans and comply with the terms of its Development Agreement with Bruegger's. There can be no assurance that the Company will be able to obtain such additional financing.

BORROWING FROM AFFILIATES

    In order to finance certain working capital requirements, the Company has borrowed $400,000 from L.E. "Dan" Danford, Jr., the Chairman of the Board of Directors of the Company, pursuant to an unsecured 10.5% Promissory Note that is payable in four installments from October 1997 through June 1998. The Company anticipates that it may be necessary for it to borrow additional funds from Mr. Danford in the future. There are, however, no guarantees that funds will be available from Mr. Danford when needed by the Company.

INCREASES IN FOOD COSTS

    The Company's profitability is dependent on its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, including climatic changes, may affect food costs. While in the past management has been able to anticipate and react to increasing food costs through purchasing practices and price adjustments, there can be no assurance that it will be able to do so in the future.

NEED TO ESTABLISH MARKET PENETRATION IN DALLAS-FORT WORTH, TEXAS AREA

    Experience obtained from industry sources demonstrates that the profitability of any individual bagel restaurant often depends to a high degree on the penetration of a particular market by the bagel restaurant operator. The Company assumes that individual bagel restaurants will typically become profitable only after the Company has opened a number of bagel restaurants sufficient to make the franchise name well-known in that market. The Company estimates that in the Dallas-Fort Worth area the minimal number of bagel restaurants needed for such penetration is between twelve and twenty.

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

    The Company's directors, executive officers and members of their families currently beneficially own 59.6% of the Company's outstanding Common Stock. As a result, these shareholders currently exercise and are expected to continue to exercise influence and, if acting together, control all matters requiring approval by the shareholders of the Company, including the election of directors, approval of amendments to the Company's Articles of Incorporation and approval of mergers or other business combination transactions. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company.

LOCAL FOOD TASTES

    The bagel concept has become successful in many parts of the United States, but is new in the southern portion of the country. Although the Company believes that bagels can be successfully introduced to the Company's development area as it has been done in other metropolitan areas of the country, there can be no assurances that this effort will be successful in Texas.

LABOR COSTS, AVAILABILITY OF EMPLOYEES

    Similar to its Italian and steakhouse restaurants, the Company needs to hire essentially unskilled workers for each bagel restaurant, although fewer workers are required for a bakery compared to a full-service restaurant. While the Company pays wages higher than the statutory minimum wage in every bagel restaurant, the minimum wage nevertheless has a direct proportionate impact on the actual wages the Company is required to offer to compete for available
employees.   In addition, on September 1, 1997, a federally mandated wage increase became effective. In response to this wage increase the Company implemented menu price increases at its full-service restaurants effective October 1, 1997. These increases are expected to offset the cost of the wage
increases.   See "Business - Government Regulation."

COSTS OF CONSTRUCTION MATERIALS

    The construction of any bagel restaurant involves several building materials, such as construction-grade and furniture-grade lumber, stainless steel, and plastic laminates, which are highly sensitive to nationwide price fluctuations. Any significant price increases of such materials will increase the construction costs of any bakery and will consequently have an adverse effect on its profitability.

RELIANCE ON COMMISSARY OF THIRD PARTY

    Currently, the Company obtains its shaped bagel dough, as well as other food supplies from a commissary owned by Quality Dining, Inc. Based upon industry information, the Company does not consider it economically advantageous to invest in the construction of its own commissary until it has opened approximately ten to fifteen of its own bagel restaurants, which the Company expects to occur in fiscal 1998 subject to available financing. While the current arrangement represents the most cost effective way of obtaining bagel dough and other supplies, the closing of the commissary or the inability of the Company to receive its supplies from the commissary, would have a severe and immediate impact on the continuation of the Company's business in the Dallas-Fort Worth area.

GOVERNMENT REGULATION

    The Company's business is subject to extensive state and local government regulation in the various jurisdictions in which its full-service and bagel restaurants are located, including regulations relating to alcoholic beverage control, public health and safety and fire codes. The failure to obtain or retain required licenses could adversely affect the operation of the Company's restaurants. While the Company has not experienced, and does not anticipate any problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area. In addition, on September 1, 1997, a federally mandated wage increase became effective. In response to this wage increase the Company implemented menu price increases at its full-service restaurants effective October 1, 1997. These increases are
expected to offset the cost of the wage increases.   See "Business - Government
Regulation."

NO FINANCIAL COVENANTS; ABSENCE OF SINKING FUND

    The Notes do not have the benefit of covenants designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations or to impose restrictions on the Company's ability to create Senior Indebtedness, pay dividends or make other payments. The Notes do not contain provisions that permit the holders of the Notes to require that the Company repurchase or prepay the Notes in the event of a takeover, recapitalization or similar restructuring, and the Notes do not contain covenants specifically designed to protect holders of the Notes in the event of a highly leveraged transaction involving the Company. In addition, the Notes will not have the benefit of sinking fund payments by the Company. See "Description of the Notes and Terms of Offering."

RISK OF PREPAYMENT AT THE OPTION OF THE COMPANY

    The Company, at its option and if permitted under the restrictions and covenants pertaining to Senior Indebtedness, may at any time prepay, in whole or in part, any or all of the outstanding Notes of any type selected by interest rate or maturity. The Notes will be prepaid at 100% of the principal amount plus accrued, but unpaid interest. Any such prepayment may have the effect of reducing the overall return that any investor may receive on an investment in the Notes by reducing the term of the investment. In addition, no assurance can be given that an investor in the Notes will be able to reinvest the proceeds of any such prepayment for the remainder of the original term of the Notes at an interest rate comparable to the rate paid on the Notes. See "Description of Notes and Terms of Offering - Prepayment by the Company."

LIMITED BLUE SKY REGISTRATION

    The Notes being offered by this Prospectus are offered only to residents of the State of Minnesota. Accordingly, any resale of these Notes to persons outside Minnesota may be limited.

ABSENCE OF PUBLIC MARKET

    There is no existing market for the Notes and there can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the price at which holders will be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange or on the Nasdaq SmallCap Market.

                          RATIO OF EARNINGS TO FIXED CHARGES

    The following are the consolidated ratios of earnings to fixed charges for the periods presented:


                                                                                FISCAL YEAR
                                                    ----------------------------------------------------------------

                                                    1993           1994           1995           1996          1997
                                                    ----           -----          ----           ----          ----

Ratio of earnings to fixed charges                                  4.90x         3.93x
Deficiency of earnings to fixed charges            $43,000                                    $1,430,000   $2,471,000

    For purposes of calculating the ratios of earnings to fixed charges, earnings are defined as earnings (loss) before income taxes plus fixed charges. Deficiency of earnings to fixed charges represents the amount of loss before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and the interest factor in rental charges.


                                   USE OF PROCEEDS

    The net proceeds to the Company from the sale of all the Notes is $1,725,000 (net of offering expenses of $25,000). There can be no assurance, however, that any Notes will be sold.

    The Company is issuing these Notes to raise working capital, including additional capital to expand the number of bagel restaurants owned and operated by DFW in Dallas-Fort Worth, Texas. Under the Development Agreement, DFW must have nine bagel restaurants open by January 1, 1998 and thirty bagel restaurants open by July 1, 2001. In addition to expanding the number of bagel restaurants, the Company may use some of the capital raised to construct a commissary to supply fresh dough and other products to its bagel restaurants. The Company may also use part of any capital raised for major remodeling and updating of some of its Italian restaurants, as well as for other business opportunities. If the Company decides to pursue a strategy of building bagel restaurants at a rate faster than that required by the Development Agreement, it may need funds in addition to those generated from this offering. In such event, the Company will attempt to raise additional funds through debt or equity offerings. If the Company is unable to successfully raise funds from this offering in a timely manner, it may be necessary for it to raise additional capital through other means of financing. Although the Company believes that it will be able to secure the necessary capital, there can be no assurances that the Company will be successful in such efforts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

    The following table sets forth the anticipated use of the net proceeds from this offering if the maximum number of Notes are sold:

    Expansion of Number of Bagel Restaurants
        (including commissary)                             $1,110,000
    Payment of short-term indebtedness                        566,500
    Working Capital                                            48,500
                                                           ----------
        Total                                              $1,725,000
                                                           ----------
                                                           ----------

    The above amounts and categories for use of the proceeds of the Offering represent management's best estimate based upon current conditions and assumptions as to anticipated levels of investment among the foregoing categories. Although no material changes are contemplated in the proposed use of proceeds, the Company reserves the right to adjust such amounts by reason of business conditions existing at the time of expenditure.

    If less than the maximum number of Notes are sold, the Company intends to first use the proceeds to construct additional bagel restaurants. Pending application of the proceeds of the Offering, the proceeds will be invested in short-term liquid securities.

                         SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data for the fiscal years ended June 27, 1993, July 3, 1994, July 2, 1995, June 30, 1996 and June 29, 1997
have been derived from audited financial statements of the Company for the fiscal years then ended. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information, included or incorporated by reference, elsewhere in this Prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except share and per share data)


                                                                                 FISCAL YEAR (1)
                                                      1993           1994           1995           1996          1997
                                                      ----           ----           ----           ----          ----
Sales
   Full-service restaurants                         $22,359        $22,969        $18,935        $16,962        $15,811
   Bagel restaurants                                      -              -              -            627          1,927
      Total sales                                    22,359         22,969         18,935         17,589         17,738

Cost of food and beverage                             6,760          6,848          5,781          5,191          5,371
   Gross profit                                      15,599         16,121         13,154         12,398         12,367

Restaurant operating expenses
   Labor and benefits                                 7,590          7,383          6,266          6,145          6,304
   Direct and occupancy                               7,001          7,039          5,722          6,375          6,625
   General and administrative                         1,173          1,347          1,054          1,305          1,305
   Impairment of assets write-down                        -              -              -             78            640
      Total restaurant and operating expenses        15,764         15,769         13,042         13,903         14,874

   Earnings (loss) from operations                     (165)           352            112         (1,505)        (2,507)

Other income (expense), net                             (70)            92             88            (18)           (69)
Income tax (expense) benefit                           (107)          (134)            (6)           160              7

   Net earnings (loss)                                ($342)          $310           $194        ($1,363)       ($2,569)

Net earnings (loss) per common and
   common equivalent share                           ($0.42)         $0.40          $0.25         ($1.85)        ($3.46)

Weighted average number of common and
   common equivalent shares outstanding             805,118        769,586        763,226        736,917        742,819




CONSOLIDATED BALANCE SHEET DATA (AT END OF PERIOD)
(in thousands)



                                           FISCAL YEAR (1)
                           -----------------------------------------------
                            1993       1994     1995       1996     1997
                            -----     -----     -----     -----     -----
Current assets             $2,308    $2,763    $2,713    $2,184    $1,420
Current liabilities         2,219     2,201     1,969     2,569     3,292
Total assets                7,899     7,206     7,684     6,652     4,663
Long-term obligations,
   less current maturities  1,491       655     1,179       908       765

    (1) The Company's fiscal year ends on the Sunday closest to June 30. Fiscal 1994 was a fifty-three week year while fiscal 1993, 1995, 1996 and 1997 were fifty-two week years.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS, INCLUDING THE INFORMATION SET FORTH IN THIS SECTION AND
THE INFORMATION INCORPORATED BY REFERENCE HEREIN, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT, IN PART, OF THE RISK FACTORS SET FORTH IN THIS PROSPECTUS. IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS WHICH APPEAR IN THESE DISCLOSURES, PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY SHOULD CAREFULLY REVIEW THE FACTORS SET FORTH IN THIS PROSPECTUS UNDER "RISK FACTORS."

RESULTS OF OPERATIONS

    The following sets forth certain financial data expressed as a percentage of sales for the fiscal years ended June 27, 1993, July 3, 1994, July 2, 1995, June 30, 1996 and June 29, 1997. Fiscal 1994 was a fifty-three week year while fiscal 1993, 1995, 1996 and 1997 were fifty-two week years.


                                                                              FISCAL YEAR
                                               ----------------------------------------------------------------------
                                                  1993           1994            1995           1996          1997
                                                  ----           ----            ----           ----          ----
Sales
   Full-service restaurants                     100.0%         100.0%         100.0%          96.4%          89.1%
   Bagel restaurants                              -              -              -              3.6%          10.9%
                                               ----------------------------------------------------------------------
      Total sales                               100.0%         100.0%         100.0%         100.0%         100.0%

Cost of food and beverage                        30.2%          29.8%          30.5%          29.5%          30.3%
                                               ----------------------------------------------------------------------
   Gross profit                                  69.8%          70.2%          69.5%          70.5%          69.7%

Restaurant operating expenses
   Labor and benefits                            33.9%          32.1%          33.1%          34.9%          35.5%
   Direct and occupancy                          31.3%          30.7%          30.2%          36.2%          37.3%
   General and administrative                     5.3%           5.9%           5.6%           7.5%           7.4%
   Impairment of assets write-down                -              -              -              0.4%           3.6%
                                               ----------------------------------------------------------------------
      Total restaurant and operating expenses    70.5%          68.7%          68.9%          79.0%          83.8%
                                               ----------------------------------------------------------------------

   Earnings (loss) from operations               (0.7%)          1.5%           0.6%          (8.5%)        (14.1%)

Other income (expense), net                      (0.3%)          0.4%           0.4%          (0.1%)         (0.4%)
Income tax (expense) benefit                     (0.5%)         (0.6%)          -              0.9%           -
                                               ----------------------------------------------------------------------

   Net earnings (loss)                           (1.5%)          1.3%           1.0%          (7.7%)        (14.5%)
                                               ----------------------------------------------------------------------
                                               ----------------------------------------------------------------------




            COMPARISON OF FIFTY-TWO WEEKS ENDED JUNE 29, 1997 TO FIFTY-TWO
                              WEEKS ENDED JUNE 30, 1996

    SALES. Sales for fiscal 1997 increased $148,617, or .8%, to $17,737,804 from fiscal 1996 sales of $17,589,187. The increase in consolidated sales during fiscal 1997 was due to an increase in sales at the Company's bagel bakeries which was offset by a decline in sales at the Company's full-service restaurants as described below.

    Full-service restaurant sales of $15,811,370 for fiscal 1997 decreased 6.8% from sales of $16,962,135 for the same period of fiscal 1996. This decrease in full-service restaurant sales was due, in part, to the Company closing its Glendale, Wisconsin restaurant on September 8, 1996. After adjusting for the sale of this restaurant, year-to-date full-service restaurant sales were down $399,460, or 2.5%, when compared to the same period last year. The Company believes an extensive advertising campaign entered into during the third quarter of this year, which will extend through the first quarter of fiscal 1998, has had and will continue to have a positive influence on full-service restaurant sales. However, the continued competitiveness of the full-service restaurant industry may make sales increases difficult to achieve.

    Bagel bakery sales of $1,926,434 for fiscal 1997 increased $1,299,382, or 207.2%, over bagel bakery sales of $627,052 for fiscal 1996. This increase in sales was primarily a function of the Company having seven bagel restaurants open as of June 29, 1997, while only having four bagel restaurants open as of June 30, 1996. The Company is required by its Development Agreement to have nine stores open by January 1, 1998 and thirty stores open by July 1, 2001.

    COST OF FOOD AND BEVERAGE. The cost of food and beverage was 30.3% of sales in fiscal 1997, an increase from the 29.5% of sales reported in fiscal 1996. The increase in the cost of food and beverage for fiscal 1997 was primarily due to the Company's bagel bakery concept operating at higher cost levels than its full-service restaurants. In addition, increases during the first two quarters of this fiscal year in the costs of selected products at the Company's full-service restaurants occurred without corresponding menu price increases. The Company believes that its new menu at its full-service restaurants, which was implemented during the second and third quarters of fiscal 1997, has allowed the Company to stabilize the cost of food and beverage and does not expect the cost of food and beverage to increase significantly in the future.

    LABOR AND BENEFITS. Labor and benefit costs were 35.5% of sales in fiscal 1997, an increase from the 34.9% of sales reported in fiscal 1996. The increase in labor and benefits costs as a percent of sales for fiscal 1997 was mainly due to the Company's bagel bakery concept operating at higher cost levels than its full-service restaurants. In addition, increases occurred in labor and benefit costs as a percentage of sales at the Company's full-service restaurants during the first and second quarters of the fiscal year. The Company believes that the introduction of a new menu at its full-service restaurants has helped the Company stabilize its labor and benefit costs and does not expect these costs to increase significantly in the future.

    The federally mandated minimum wage increases which became effective October 1, 1996 did not have a significant impact on the Company's financial results. On September 1, 1997, another minimum wage increase became effective. In response to this wage increase, the Company implemented menu price increases at its full-service restaurants effective October 1, 1997. These increases are expected to offset the cost of the wage increases.

    DIRECT AND OCCUPANCY. Direct and occupancy costs primarily include individual restaurant advertising, promotion, supplies, utilities, occupancy and depreciation expenses. These costs were 37.3% of sales in fiscal 1997, an increase from the 36.2% reported last year. This increase was due to the following three reasons. First, the Company increased its advertising and promotion costs from 3.6% of sales during fiscal 1996 to 4.5% of sales in fiscal 1997. Second, lower sales levels at the full-service restaurants caused fixed costs such as occupancy and depreciation to be spread over a smaller sales base, thus increasing those respective percentages as compared to sales. Third, the Company incurred significant costs related to the start-up of the bagel bakeries. The Company expects preopening costs relating to the start-up of bagel bakeries to remain at an average of $45,000 for each bakery, adjusted for inflation. This amount includes a initial franchise fee of $20,000. The Company is obligated by its Development Agreement with Bruegger's to spend a minimum of 4% of sales on advertising and, following its current practice, expects to spend between 4% and 5% of bakery sales in the near future. In addition, the Company expects advertising and promotional expenses to approximate 2.75% of full-service restaurant sales during fiscal 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative costs were 7.4% of sales for fiscal 1997 and fiscal 1996. The Company incurred approximately $208,000 of additional general and administrative costs related to operating additional bagel bakeries in fiscal 1997. The Company also had increased professional fees which were partially offset by the recovery of a note receivable that had been fully reserved for.

    WRITE-DOWN OF IMPAIRED ASSETS. Due to events occurring during fiscal 1997, the Company recognized an impairment loss of $640,286 for the long-lived assets at its Madison, Wisconsin restaurant. During fiscal 1997, a major national competitor opened a steakhouse restaurant in close proximity to the Company's restaurant. The competitor's restaurant has the Company's restaurant out-positioned in the market area, and sales at the Company's restaurant have suffered due to the opening of this restaurant. In addition, the Company attempted several advertising and promotional campaigns during the first half of fiscal 1997 that did not produce the results management expected. Based on these factors, management revised its forecasts for this restaurant and projected operating losses and cash flow deficits for the remainder of the restaurant's lease, which expires in 2005. Accordingly, the Company has fully written off the long-lived assets at this restaurant.

    During fiscal 1996, the Board of Directors resolved to close its full-service restaurant located in Glendale, Wisconsin, effective September 8, 1996. Accordingly, the Company recorded a $77,691 charge during fiscal 1996 to write-off the assets at this location.

    OTHER INCOME (EXPENSE), NET. Other income (expense) increased to a net expense of $69,140 in fiscal 1997 from a net expense of $17,601 in fiscal 1996. The Company's interest expense increased to $105,460 in fiscal 1997 from $92,634 in fiscal 1996 as a result of higher debt in 1997 due primarily to the construction of the Company's bagel bakeries. The Company's investment income decreased to $18,097 in fiscal 1997 from $59,526 in fiscal 1996 primarily as a result of fewer funds available for investment.

    INCOME TAX BENEFIT. The income tax benefit for fiscal 1997 was $7,633 as compared to $160,000 in fiscal 1996. The fiscal 1996 tax benefit recorded reflects the amount of taxes recoverable from the carryback of losses; there was no tax benefit recorded for the losses generated during fiscal 1997. The Company's fiscal 1997 tax benefit was due to the receipt of state and federal income taxes in excess of the amount recorded as an income tax receivable as of June 30, 1996. The fiscal 1997 tax benefit was offset by $7,025 of state and franchise taxes paid during the year.

    As of June 29, 1997, the Company has approximately $166,000 of alternative minimum tax credit carryforwards and $2,733,000 in net operating loss carryforwards. These tax carryforwards may only be utilized against future earnings and there is no assurance that the Company will realize these benefits. The utilization of these carryforwards may be limited if there are significant changes in the ownership of the Company.

    SEASONALITY. The Company's full-service restaurant sales historically have been the highest during the period from July through December. The Company's bagel bakeries' highest sales have occurred during the period from September through May.

    EFFECTS OF INFLATION. Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws may result in an increase in the Company's labor costs. The Company cannot always implement immediate price increases to offset higher costs, and no assurance can be given that the Company will be able to do so in the future.

LIQUIDITY AND CAPITAL RESOURCES

    At June 29, 1997, the Company had cash and cash equivalents on hand of $454,157, which represents a decrease of $1,148,779 from the $1,602,936 in cash and cash equivalents reported as of June 30, 1996. At June 29, 1997, the Company had a deficit in working capital of $1,871,619 compared to a deficit in working capital of $385,291 at June 30, 1996.

    Net cash used in operating activities was $706,255 for fiscal 1997. During fiscal 1997, the Company incurred a net loss of $2,568,778. This use of cash was partially offset by non-cash depreciation and amortization expense of $1,002,942 and a write-down of impaired assets of $640,286. In addition, the Company received proceeds from an income tax receivable of $165,576.

    Net cash used in investing activities was $414,320 during fiscal 1997 which is the net of $499,320, used primarily for purchases of equipment and leasehold improvements for the Company's fifth bagel bakery, and $85,000 recovered on a note receivable. The equipment and leasehold purchases for the Company's sixth and seventh bagel bakeries were financed with loans from construction companies.

    Net cash used in financing activities was $28,204 for fiscal 1997. The net cash used in financing activities is the net of proceeds of borrowings from the Chairman of the Board of Directors of the Company of $100,000 and borrowings of $73,000 from a note offering commenced in June 1997, less payments of $201,204 due under other debt financing.

    DFW Bagels, Inc. (DFW), a wholly-owned subsidiary of Ciatti's, Inc., has entered into an exclusive Development Agreement with Bruegger's Franchise Corporation (Bruegger's). This agreement, as amended in April 1997, requires DFW to build thirty bagel bakeries by July 1, 2001. During fiscal 1996, four bagel restaurants were built, thus meeting the initial terms of this agreement. During fiscal 1997, three additional bagel bakeries were opened. DFW is required to open two additional bagel bakeries by January 1, 1998. As of October 1, 1997, DFW opened one additional bagel bakery and has entered into lease agreements for four additional bagel bakery sites. The Company intends to open bagel bakeries at a faster rate than that obligated under the Development Agreement, subject to available financing. The Company believes each new site will require approximately $370,000 for capital expenditures, including the initial franchise fee. The Company believes that the profitability of any individual bagel bakery often depends to a high degree on the penetration of a particular market by the bagel bakery operator. The Company believes that individual bagel bakeries will generally become profitable only after the Company has opened a number of bagel bakeries sufficient to make the franchise name well-known in that market. The Company estimates that in the Dallas-Fort Worth area the minimal number of bagel bakeries needed for such penetration is between twelve and twenty. If the Company is unable to achieve this level of penetration, its ability to achieve profitability may be affected. In addition, if the Company is unable to obtain adequate financing to open the bagel bakeries, it could have a material adverse effect on the Company's consolidated financial position or results of operations.

    In June 1997, the Company commenced a note offering of $2,000,000 in one and three year notes. Through October 1, 1997, the Company has sold approximately $196,000 in one-year notes and approximately $30,000 in three-year notes. The notes being offered by this prospectus are a continuation of that offering.

    On August 8, 1997, the Company filed a Registration Statement with the Securities and Exchange Commission (SEC) for the sale of up to 3,000,000 units, each unit consisting of one share of Common Stock and a warrant to purchase an additional share of common stock. The Registration Statement indicates that the units will be sold at a price of $2.25 per unit, with the warrant exercisable at a price of $5.00 until December 31, 2001. The offering will be made directly by the Company. The offering is being done on a minimum - maximum basis with a minimum of $2,000,000. The Registration Statement has not yet become effective.

    During the period June 1997 through August 1997 the Company has borrowed $400,000 from its Chairman of the Board of Directors of the Company and may borrow additional amounts.

    In September 1997, the Company sold three of its full-service restaurants and entered into an agreement to sell a fourth restaurant. The restaurants that were sold were located in Burnsville, Falcon Heights, and Woodbury, Minnesota, while the restaurant that the Company has entered into an agreement to sell is located in St. Cloud, Minnesota. The aggregate sales price of the three restaurants that were sold in September 1997 was approximately $925,000, of which $825,000 was paid in cash with the remaining $100,000 payable in monthly installments over a five year period. The net book value of the equipment and leasehold improvements as of June 29, 1997 at these three locations was approximately $479,000.

    The restaurants sold are initially being operated as Ciatti's Italian Restaurants, however, the new owners have the right to change the name at anytime. The Company decided to sell these restaurants to focus on achieving and maintaining profitability at its remaining full-service restaurants and to generate cash to continue to expand the construction of its bagel bakeries in the Dallas-Fort Worth area. During fiscal 1997, the three full-service restaurants that were sold by the Company in September 1997 generated approximately $5,025,000 of sales, net earnings of $53,000 and cash flows from operations of $275,000. Accordingly, the Company will not have the benefit of the cash flow of these restaurants in the future. The Company has no current intention of selling any of its other full-service restaurants.

    The Company plans to finance its working capital and capital resource needs with its current cash, future cash generated from operations, and proceeds from its current and future debt and equity financing. The Company has explored several alternatives for lease financing and equipment financing for its bagel bakeries and believes that it will be able to obtain such financing when the Bruegger's divestiture is completed, as described below. The Company believes that these sources will be sufficient to enable it to satisfy its working capital needs for the next twelve months. If the Company decides to pursue a strategy of building bagel bakeries at a rate faster than that required by the Development Agreement, it may need funds in addition to those generated from this note offering. In such event, the Company will attempt to raise additional funds through debt or equity offerings. If the Company is unable to successfully raise funds from this Note Offering and the unit offering in a timely manner, it may be necessary for it to raise additional capital through other means of financing. Although the Company believes that it will be able to secure the necessary capital, there can be no assurance that the Company will be successful.

    In May 1996, Bruegger's was purchased by Quality Dining, Inc. On May 12, 1997 Quality Dining, Inc. announced that its Board of Directors approved a plan to divest its Bruegger's bagel-related business. On September 3, 1997, Quality Dining, Inc. entered into a share exchange agreement under which it will sell Bruegger's to its former owners in exchange for their securities of Quality Dining, Inc. and certain other consideration. Consummation of the transactions is subject to the prior satisfaction of certain conditions. The Company believes the transactions will be consummated in October 1997.

FAILURE TO MEET CURRENT NASDAQ NATIONAL SMALLCAP MARKET REQUIREMENTS

    The Company's Common Stock trades on the Nasdaq SmallCap Market. Under the rules of the Nasdaq SmallCap Market, an issuer must maintain shareholders' equity of at least $1,000,000. As a result of its net loss in fiscal 1997, the Company's shareholders' equity as of June 29, 1997 was approximately $606,000, which is less than the minimum required for continued inclusion on the Nasdaq SmallCap Market. In August 1997, Nasdaq advised the Company that it was not in compliance with the shareholders' equity requirement and indicated that it intended to delist the Company's Common Stock from the Nasdaq SmallCap Market. The Company has requested an exemption from the $1,000,000 shareholders' equity requirement on the basis that the Company had filed a registration statement for a public offering that, among other things, would raise sufficient funds to satisfy the $1,000,000 requirement. The Nasdaq staff denied the Company's request for the exemption. The Company appealed the Nasdaq staff determination and requested an oral hearing with respect to this issue. The hearing was held on October 2, 1997, the results of which are unknown at this time. If the Company does not receive an exemption and does not otherwise raise additional capital in an amount sufficient to achieve compliance with the Nasdaq SmallCap shareholders' equity requirement, the Company's Common Stock could be delisted from the Nasdaq SmallCap Market and would trade on the Nasdaq "Bulletin Board" or in the over-the-counter market. This could have an adverse effect on the price and liquidity of the Company's Common Stock.

    In addition, on August 25, 1997, the SEC approved new Nasdaq rules that require issuers of SmallCap securities to either (i) maintain net tangible assets (assets, excluding goodwill, less liabilities) of at least $2.0 million,
(ii) achieve net income of at least $500,000 in the most recent fiscal year or in two of the three most recently completed fiscal years or (iii) have a market capitalization of $35 million. This new requirement becomes applicable to Nasdaq SmallCap issuers, including the Company, on February 25, 1998. Although the Company believes that it will be able to achieve the $2.0 million net tangible assets requirements by February 25, 1998 by raising additional equity in the unit offering, there can be no assurance that the Company will be able to attain the required net tangible assets or meet either of the other requirements for continued inclusion in the Nasdaq SmallCap Market. If the Company is unable to achieve the minimum requirements for continued inclusion on the Nasdaq SmallCap Market, then its securities would trade on the Nasdaq "Bulletin Board" or in the over-the-counter market. This could have an adverse effect on the price and liquidity of the Company's Common Stock.

FORWARD LOOKING STATEMENTS

    Statements included in this prospectus that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company's ability to succeed in the future is dependent upon the Company's ability to achieve and maintain profitability in its existing restaurants and, together with its subsidiary, DFW Bagels, Inc., to open additional Bruegger's Bagel Bakery restaurants and to operate those restaurants in a profitable manner. The Company's ability to achieve these goals will be affected by factors such as (i) the ability of the Company to generate funds from operations, obtain adequate restaurant financing on favorable terms and raise a significant amount of additional working capital, (ii) the strength of the Bruegger's name, including in the areas in which the Company is the franchisee, (iii) the ability of the Company to locate and negotiate favorable leases for additional locations, (iv) the ability of the Company to hire, train and retain skilled restaurant management and personnel, and (v) the competitive environment within the restaurant industry.

                                       BUSINESS

GENERAL

    Ciatti's, Inc. (the "Company") owns and operates seven full-service restaurants in Minnesota and Wisconsin. At October 1, 1997, these full-service restaurants included six Italian restaurants operating in Minnesota and Wisconsin under the name "Ciatti's Italian Restaurant" and one steakhouse restaurant operating in Wisconsin under the name "Spurs Steakhouse & Saloon." During September 1997, the Company sold three Italian restaurants and has entered into an agreement to sell a fourth restaurant in October 1997. DFW Bagels, Inc. ("DFW"), a wholly-owned subsidiary of the Company, has entered into an exclusive area Development Agreement with Bruegger's Franchise Corporation ("Bruegger's") to develop bagel bakeries in the Dallas-Fort Worth area. As of October 1, 1997, DFW is operating eight bagel bakeries in the Dallas-Fort Worth area.

RESTAURANT DEMOGRAPHICS

    FULL-SERVICE RESTAURANTS

    The Company currently operates five Italian restaurants in Minnesota and one Italian and one steakhouse restaurant in Wisconsin. The Company's Italian and steakhouse restaurants range in size from 6,500 to 9,800 square feet. Each seats between 70 and 100 customers in the lounge and between 110 and 220 customers in the dining area. Some of the Company's restaurants also offer outdoor patio dining on a seasonal basis.

    The following table sets forth the opening date and square footage of the Company's full-service restaurants:
                                                                APPROXIMATE
    DATE OPENED              LOCATION                           SQUARE FOOTAGE
--------------------------------------------------------------------------------

    September, 1984          Saint Paul, Minnesota              8,600
    February, 1985           Madison, Wisconsin                 9,800
    November, 1988           Eden Prairie, Minnesota            7,800
    February, 1990           Maplewood, Minnesota               7,800
    November, 1990           St. Cloud, Minnesota (1)           6,700
    October, 1991            Edina, Minnesota                   6,500
    November, 1991           LaCrosse, Wisconsin                7,100

    --------------------------

    (1) The Company has entered into an agreement to sell the St. Cloud restaurant in October 1997.

    The Saint Paul restaurant is located in an urban area. The Madison, Eden Prairie, Maplewood and Edina restaurants are located in suburban areas. The St. Cloud restaurant is located in a community of approximately 50,000 residents, 50 miles northwest of the Minneapolis-St. Paul metropolitan area. The LaCrosse, Wisconsin restaurant is located in a community of approximately 50,000 residents, 90 miles southeast of the Minneapolis-Saint Paul metropolitan area. The actual cost of opening an Italian or steakhouse restaurant, including leasehold improvements, furniture, fixtures, and equipment and other pre-opening costs has varied from $480,000 to $930,000 per restaurant.

    The Company has not opened any Italian or steakhouse restaurants in recent years and has no plans to open any additional full-service restaurants in the future. In September 1997, the Company sold three of its full service restaurants and entered into an agreement to sell a fourth restaurant. The restaurants that were sold were located in Burnsville, Falcon Heights, and Woodbury, Minnesota, while the restaurant that the Company has entered into an agreement to sell is located in St. Cloud, Minnesota. The aggregate sales price of the three restaurants that were sold in September 1997 was approximately $925,000, of which $825,000 was paid in cash with the remaining $100,000 payable in monthly installments over a five year period. The net book value of the leasehold improvements and equipment as of June 29, 1997 at these three locations was approximately $479,000.

    The restaurants sold are initially being operated as Ciatti's Italian Restaurants. The new owners have the right, however, to change the name at any time. The Company decided to sell these restaurants to focus on achieving and maintaining profitability at its remaining full-service restaurants and to generate cash to continue to expand the construction of Bruegger's bagel bakeries in the Dallas-Fort Worth area. During fiscal 1997, the three full-service restaurants that were sold by the Company in September 1997 generated approximately $5,025,000 of sales, net earnings of $53,000 and cash flows from operations of $275,000.

    BAGEL BAKERIES

    As of October 1, 1997, DFW operated eight bagel bakeries in the Dallas-Forth Worth area and has signed leases for an additional four bakeries. Generally, these bagel bakeries range in size from 2,100 to 3,000 square feet and seat between 45 and 50 customers. Most bagel bakeries also offer a limited area for outdoor patio dining. As a test, the Company opened a 520 square foot bagel bakery as part of a service station/convenience store in Irving, Texas during the last quarter of fiscal 1997. In the future, the Company plans to open bagel bakeries ranging in size from 1,800 to 2,200 square feet.

    The following table sets forth the opening date and square footage of the Company's bagel bakeries:

                                                                APPROXIMATE
    DATE OPENED              LOCATION                           SQUARE FOOTAGE
--------------------------------------------------------------------------------

    October, 1995            Plano (Lancer's Square)               3,000
    December, 1995           Plano (Shepard Place)                 2,250
    February, 1996           Dallas (Preston Center)               2,500
    June, 1996               Fort Worth (Bowie)                    2,130
    November, 1996           Dallas (Preston Campbell)             2,200
    April, 1997              Irving (Valley Ranch)                   520
    June, 1997               Fort Worth (Fossil Creek)             2,100
    August, 1997             University Park (Southern             2,300
                                 Methodist University)

RESTAURANT FORMATS

    ITALIAN RESTAURANTS

    The Company's restaurants have traditionally had an Italian format. The Company's Italian restaurants serve appetizers, pizza, soups, salads, sandwiches, pasta, chicken, seafood, bread and desserts, together with alcoholic and non-alcoholic beverages. Menu items are prepared at each restaurant pursuant to the Company's uniform recipes and ingredient specifications.

    The Company has traditionally designed the dining areas and lounges of its Italian restaurants to convey an atmosphere of casual elegance. The dining area of each restaurant features booths and individual tables with either chairs or banquettes. Each restaurant differs in interior design and decor, depending upon the location and nature of the space. The Company has recently redesigned one of its restaurants to be a more informal, open-kitchen style restaurant. Most restaurants accept reservations for a limited portion of their dining area. The Company has lounge areas, which have full-service liquor licenses, available in most restaurants for customers waiting to be seated for dining. In most of the Company's restaurants, appetizers and other menu items are available in the lounge as well as in the restaurant.

    Each Italian restaurant employs a standardized menu with entree prices ranging from $5.99 to $8.99 at lunch, and $7.99 to $14.99 at dinner. During fiscal year 1997, food sales comprised approximately 77% and beverage sales comprised approximately 23% of total full-service sales.

    The Company's Italian restaurants are typically open for lunch and dinner daily during the year, except for Thanksgiving, Christmas Eve and Christmas Day. Hours of operation may vary depending on local custom and customer traffic.
Menu service is normally available from 11:00 a.m. to 10:00 p.m. (9:00 p.m. on Sunday). A Sunday brunch is served in some of the Minnesota restaurants from 10:00 a.m. to 2:00 p.m. Each restaurant's lounge is typically open from 11:00 a.m. until midnight (10:00 p.m. on Sundays). In addition to in-restaurant dining, all of the menu items are available for carry-out. Carry-out sales constitute a small portion of the Company's total sales.

    STEAKHOUSE RESTAURANT

    The Company's Madison, Wisconsin Spurs Steakhouse & Saloon restaurant has a more casual atmosphere than the Company's Italian restaurants, with a menu that features a Texas theme, featuring a variety of steaks, ribs, chicken, seafood, sandwiches, salads, soup and appetizers. Prices at the steakhouse restaurant range from $4.99 to $17.95 and the hours of operation are similar to those of the Company's Italian restaurants.

    BAGEL BAKERIES

    The Company's bagel bakeries specialize in 12 varieties of freshly baked bagels and branded cream cheeses, as well as freshly ground, premium branded coffee which is brewed fresh every 19 minutes. Bruegger's bagels are unique because certified bagel masters make the bagels by kettle-boiling them in malt and water and then baking them in a stone hearth oven. In addition, each bagel bakery offers deli-style bagel sandwiches, freshly-made soups, and other food and beverage items. The bagel bakeries are open from approximately 6:30 a.m. to 7:00 p.m. each day, depending upon location, and offer both carry-out and in-store dining.

    The design and general layout of the Company's bagel bakeries are based on plans and guidelines issued by Bruegger's. Bruegger's updated its plans and designs for all bagel bakeries in 1995 and all of the Company's existing bagel bakeries have been constructed following this new design. It is anticipated that the new design will be the national standard for a number of years. The Company's ability to make material changes to such design is limited and any such change requires the written approval of Bruegger's. The new design and ambiance is bright and clean looking, using materials to withstand heavy customer use.

    Bruegger's also issues standard plans for furniture, fixtures and equipment ("FF&E"), including standard menu boards and art work. The Company, similarly to other franchisees of Bruegger's, is required to equip each bakery with such FF&E. In a number of cases, Bruegger's offers franchisees an option to purchase major equipment from two different manufacturers.

RESTAURANT AND BAKERY OPERATIONS

    The Company has established uniform operational standards for all of its restaurants, which are maintained by each restaurant's management team in accordance with the Company's manuals that emphasize quality of ingredients, food preparation and presentation, maintenance of the restaurant premises and employee training and conduct.

    The Company's President supervises the operations of all restaurants with the assistance of a Director of Operations for the bagel bakeries. Additionally, a Vice President for Administration, a Corporate Controller and a Corporate Chef administer their respective areas of responsibility at the corporate office.

    Each restaurant normally employs a general manager and assistant managers. General managers have primary responsibility for restaurant operations, including customer relations, food service, cost control, maintenance, personnel, implementation of Company policies and procedures, and restaurant profitability. Assistant managers share day-to-day responsibility for restaurant operations. The Company has a bonus program to compensate its managers and assistant managers for achieving sales, service and profitability goals.

    Supervisory personnel visit each restaurant an average of one day a week. During these visits each aspect of the restaurant's operations is scrutinized to ensure that the restaurant is being operated in conformance with Company policies and procedures and that the Company's high levels of customer service are being maintained.

    For its Italian restaurants, the Company periodically prepares and revises menu items, recipes and lists of approved ingredients. Menu items, recipes and the ingredients used in preparing them are chosen based upon quality, cost and customer acceptance. Each restaurant's food and beverage inventories and supplies are purchased by the general managers directly from suppliers approved by the Company.

    All supplier invoices are paid at the Company's home office after approval by the appropriate general manager. The Company believes it has a good working relationship with its suppliers. The Company limits the number of its suppliers to take advantage of volume discounts, to achieve better quality control and to simplify the purchasing process for the general managers. Although the Company purchases a majority of its food ingredients and restaurant supplies from a single distributor, which is not uncommon in the restaurant industry, the Company believes that its food and beverage supplies can be obtained from more than one supplier if any one supplier is unable to meet the Company's demand or quality specifications.

    The Company maintains centralized financial and accounting controls for its restaurants. Restaurant and bakery personnel are required to report sales and deposit information to the Company on a daily basis. On a weekly basis, general managers complete and forward to the Company a food and liquor inventory, supplier invoices, payroll reports and other various information.

RESTAURANT DEVELOPMENT

    The Company has entered into an exclusive Development Agreement with Bruegger's. Bruegger's was acquired in May 1996 by Quality Dining, Inc. As of May 11, 1997, Bruegger's, directly or through franchises, operated in 52 metropolitan markets in 32 states. In September 1997, Quality Dining, Inc. entered into a share exchange agreement under which it will sell Bruegger's Franchise Corporation back to its former owners. The Company believes the transaction will be completed during October 1997. See "Proposed Sale of Bruegger's Franchise Corporation by Quality Dining, Inc."

    All franchisees are required to open a contractually specified number of bakeries in their territory within a specified period of time or they will lose their territorial franchise rights. As of June 30, 1997, there were 475 bagel bakeries open for business, owned and operated by either Bruegger's or by franchisees. Although Bruegger's is generally considered the largest bagel concept in the country, there are several franchise or company-owned systems with aggressive development plans in direct competition in all areas of the country.

    The Company intends to devote significant resources to the development of its bagel bakeries. This decision to concentrate on Bruegger's reflects the Company's judgment concerning the potential market for bagel-based restaurant concepts, the continuing appeal of the Bruegger's format to customers and the Company's ability to successfully manage its growth. Under the terms of the agreement, the Company is required to build thirty bagel bakeries in the Dallas-Fort Worth area by July 1, 2001.

    The Company is concentrating its development efforts in the socioeconomic well-to-do areas of the greater Dallas-Fort Worth area. Experience gained from other Bruegger's franchises has shown that the typical customer tends to be well educated and financially well-off. As of October 1, 1997, six bagel bakeries have been opened in the north-central portion of the Dallas area, and two were opened in the Fort Worth area.

    The ability of the Company to open additional bagel bakeries will depend to a large degree on the availability of suitably sized spaces in desired areas at economically justifiable terms. Other bagel chains, as well as coffee houses, are vying for the same locations, thus providing strong competition for space.

    The cost of opening a new bagel bakery is approximately $370,000. The cost of leasehold improvements for the existing bakeries has averaged $175,000 per bakery, depending on the size of the space, contributions by the lessor and the condition of the buildings. The cost of equipment for the existing bakeries has averaged $150,000 for each bakery. Other pre-opening expenses, including design services, smallwares, training, and initial inventory is $45,000 for each bakery, including the initial franchise fee.

RELATIONSHIP WITH BRUEGGER'S AND QUALITY DINING

    The development by DFW of bagel bakeries is based upon franchise documents entered into between DFW and Bruegger's. The principal documents are a Development Agreement dated as of January 1, 1995 and amended on April 23, 1997 and franchise agreements pertaining to each existing bagel bakery. In September 1997, Quality Dining, Inc. entered into a share exchange agreement under which it will sell Bruegger's Franchise Corporation back to its former owners. The Company believes the transaction will be completed during October 1997. See "Proposed Sale of Bruegger's Franchise Corporation by Quality Dining, Inc."

    The Development Agreement, as amended, gives DFW the right to construct, own and operate bagel bakeries in the counties of Tarrant and Dallas, Texas and certain areas immediately north of the City of Dallas, including the City of Plano, Texas (the "Development Area"). The Development Agreement grants DFW the exclusive right and obligation to develop thirty bagel bakeries within the Development Area by July 1, 2001 on the following schedule:

                                                          Minimum number
                                                        of bagel bakeries
                                                         DFW must have in
         Deadline                                     operation by deadline
         ------------------------------------------------------------------
         July 1, 1996                                            4
         January 1, 1998                                         9
         October 1, 1998                                        14
         July 1, 1999                                           19
         July 1, 2000                                           24
         July 1, 2001                                           30

    DFW is to choose the sites for the bagel bakeries at its sole expense but must seek site approval from Bruegger's in writing prior to beginning construction. The Development Agreement also defines the relationship of DFW to Bruegger's as that of independent contractor and states that none of the rights granted therein may be assigned or otherwise transferred. In addition, Ciatti's, Inc. agreed that any sales of its interest in DFW shall be subject to a right of first refusal and prior written consent by Bruegger's. Bruegger's has additional rights to acquire equity securities of Ciatti's, Inc. if Ciatti's stock ceases to be publicly traded.

    The Development Agreement may be renewed in one year increments after the initial term if DFW continues opening bagel bakeries at the rate of three per year. After five years of renewals, however, DFW is obligated to open only one bagel bakery per year.

    The Development Agreement gives DFW the exclusive right to operate bagel bakeries in the Development Area. The Development Agreement provides, however, that certain Bruegger's specialty products (specifically cheese spreads and related products) may be distributed by a third party through supermarkets, delicatessens, specialty food stores, convenience stores, and other wholesale and retail food stores within the Development Area, but in such event DFW has a right to act as distributor.

    The Development Agreement provides that if DFW breaches any term of the agreement, Bruegger's has the right to terminate the agreement.

    The Development Agreement provides that DFW and Bruegger's will enter into a predetermined franchise agreement for each bagel bakery opened by DFW. Each franchise agreement grants DFW the right to establish and operate the particular bagel bakery and to use the Bruegger's system and various trademarks. The franchise agreement designates the locations approved pursuant to the Development Agreement as the exclusive sites for the operation of the bagel bakeries. Under the terms of the franchise agreement, Bruegger's agrees to provide DFW with operation assistance, layout as well as manuals, training and annual audits. The franchise agreement also states that Bruegger's may at its discretion establish an Advertising Cooperative (the "Coop") for certain geographic areas and that if DFW operates a bagel bakery within such area it must immediately become a member of the Coop. DFW's duties under the franchise agreement include constructing bagel bakeries at its own expense from pre-approved plans and sending new managers to Bruegger's training program. DFW also agrees that its bagel bakeries will strictly conform to Bruegger's methods, such as its core products, management of the business, fixtures, furnishings, and maintenance, and that it will keep confidential the Operations and Bagel Production Manuals provided it. In consideration of the rights granted it, DFW is obligated to pay certain franchise and other fees to Bruegger's. Each franchise agreement has a term of twenty years and may be renewed in ten year increments. If DFW chooses to renew, the terms of the franchise agreement will change to whatever terms are being offered new franchisees at the time of renewal.

    As a result of a dispute between the Company and Bruegger's with respect to whether Bruegger's had the right to consent to issuances of securities by Ciatti's and a right of first refusal to purchase securities of Ciatti's, the Company commenced litigation against Quality Dining and Bruegger's in November 1996 in United States District Court for the District of Minnesota. Quality
Dining and Bruegger's counterclaimed and the parties conducted discovery.   In
April 1997, in connection with the settlement of the lawsuit, Ciatti's and Bruegger's entered into a Settlement Agreement. Under the terms of the Settlement Agreement, Bruegger's agreed to extend the dates on which the Company was required to complete the opening of certain bagel bakeries under the Development Agreement, and under certain circumstances the Company needs the consent of Bruegger's to issue securities and under certain circumstances Bruegger's has a right of first refusal with respect to the Company's securities.

PROPOSED SALE OF BRUEGGER'S FRANCHISE CORPORATION BY QUALITY DINING, INC.

    In September 1997, Quality Dining, Inc. entered into a share exchange agreement under which it agreed to sell Bruegger's Franchise Corporation back to its former owners. Although the Company is unable to determine the effect of the sale upon it, the Company believes completion of this transaction will remove some of the uncertainty surrounding the status of Bruegger's in the bagel market place and may facilitate the Company's ability to expand and achieve profitability in the Dallas-Fort Worth market. The Company expects this transaction to close at the end of October 1997.

RELIANCE ON COMMISSARY OF THIRD PARTY

    Currently, the Company obtains its shaped bagel dough, as well as other food supplies from a commissary owned by Quality Dining, Inc. Based upon industry information, the Company does not consider it economically advantageous to invest in the construction of its own commissary until it has opened approximately ten to fifteen of its own bagel bakeries, which the Company expects to occur in fiscal 1998, subject to available financing. While the current arrangement represents the most cost effective way of obtaining bagel dough and other supplies, the closing of the commissary or the inability of the Company to receive its supplies from the commissary, would have a severe and immediate impact on the continuation of the Company's business in the Dallas-Fort Worth area.

FISCAL YEAR

    The Company's fiscal year ends on the Sunday closest to June 30 of each year. Therefore, the Company's fiscal years are either 52 or 53 week periods.

SEASONALITY

    The Company's full-service restaurant sales historically have been the highest during the period from July through December. The Company's bagel bakeries' highest sales have occurred during the period from September through May.

COMPETITION

    The restaurant industry is intensely competitive and is affected by changes in taste and eating habits of the public, local and national economic conditions affecting spending habits, population and traffic patterns. Menu, price, service, convenience, location, decor and atmosphere are all important competitive factors, with the relative importance of such factors varying among different segments of the consuming public. By serving high-quality food and beverages at reasonable prices in pleasant, casual surroundings, the Company seeks to appeal to a wide range of customers.

    Although the full-service Italian restaurant market segment is highly fragmented, a few regional and national chains compete directly against the Company in this market segment. Dardens' concept, The Olive Garden, is represented in the Company's Minnesota and Wisconsin markets. The Company's Italian and Steakhouse restaurants compete not only with other chain or locally owned restaurants with similar menus, but also with other full-service restaurants.

    For its bagel bakeries, the Company's primary competitors are several chain bagel operators offering menu items essentially similar to Bruegger's, all vying for speedy market penetration. For example, Einstein Bagels and Bagel Boulevard are represented in the Company's Development Area as well as are a number of local, owner-operated bagel shops which in several cases have developed a loyal local clientele. In addition, any quick-service or home-replacement meal restaurants are competing with the Company for breakfast or lunch customers.

    Through the Bruegger's concept, the Company does, however, differentiate itself from these competitors by providing its customers with bagels baked in small batches on site throughout the day using fresh, not frozen, dough. Additionally, by constructing and operating its own commissary to produce and distribute fresh dough daily, the Company will vertically integrate its bagel operations. This integration will allow the Company to provide its bagel customers with a consistently high-quality product and to minimize transportation and production costs.

ADVERTISING AND PROMOTION

    The Company develops and executes annual advertising and promotional programs customized to each of the markets in which the Company currently operates. The Company has budgeted 2.75% of its projected fiscal 1998 full-service restaurant sales for advertising. Under the terms of the franchise agreements with Bruegger's, the Company is required to spend approximately 4% of its sales from the bakeries for advertising and promotion, including advertising and promotions due in connection with Bruegger's efforts. Due to the small number of bagel bakeries currently existing in the franchise area, the majority of the Company's efforts in this respect are directed to local store marketing and direct mail. As part of its efforts to increase sales of its bagel bakeries, the Company intends to spend between 4% and 5% of bagel bakery sales for advertising in the near future. Television, radio or other wide coverage advertising could not be economically justifiable until a larger number of bakeries exists in the Company's territory.

GOVERNMENT REGULATION

    Various federal, state and local laws affect the Company's restaurant business, including laws and regulations relating to health, sanitation, alcoholic beverage control and safety standards and access for disabled persons. To date, federal and state environmental regulations have not had a material effect on the Company's operations. Varied and sometimes stringent requirements of local government bodies with respect to zoning, building codes, land use and environmental factors have, in the past, increased, and in the future can be expected to increase, the cost and time required for developing new restaurants or bakeries. In some instances the Company may have to obtain zoning variances and land use permits for its new restaurants or bakeries. A significant portion of the Company's Italian and steakhouse restaurant business is also derived from the sale of alcoholic beverages. Any action by an alcoholic beverage control agency to suspend or revoke a restaurant's liquor license would have an adverse effect on that restaurant's business. The Company believes that it is operating in compliance with all material laws and regulations covering its operations.

    The Company is also subject to the Fair Labor Standards Act, which covers such matters as minimum wages, overtime and other working conditions. A significant portion of the Company's food service personnel are paid at rates above, but related to, the minimum wage. Although the Company implemented a menu-price increase at its full-service restaurants effective October 1, 1997 to offset the September 1, 1997 minimum wage increase, additional increases in state or federal minimum wage requirements or changes in applicable state law with respect to minimum wages for "tipped" employees may have an adverse impact on the Company.

TRADEMARKS AND LICENSES

    The Company has obtained a trademark of the stylized words and design for "Ciatti's Italian Restaurant," which was renewed in March 1994. The Company also obtained a trademark for the words and design of "Spurs Steakhouse & Saloon" in June 1994. Generally, federal registration of a trademark gives the registrant the exclusive use of the trademark in the United States in connection with the goods or services associated with the trademark, subject to the common law rights of any other person who began using the trademark prior to the date of federal registration. The Company believes that its marks are important to its business.

    "BRUEGGER'S" and "BRUEGGER'S BAGEL BAKERY" are trademarks of Bruegger's Franchise Corporation. Under the terms of the Development Agreement, DFW has the right to use all trademarks associated with the Bruegger's bagels franchise in connection with the operation of bagel bakeries in the Dallas-Fort Worth area.

EMPLOYEES

    As of October 1, 1997, the Company employed approximately 854 persons, including 7 corporate employees, 52 restaurant and bakery managers and assistant managers, and 795 hourly restaurant and bakery employees. Hourly employees comprise approximately 93% of the Company's total work force and most work on a part-time basis. Other than corporate and restaurant management personnel, employees are paid on an hourly basis. No employees are covered by collective bargaining agreements and no work stoppages have occurred. The Company considers its employee relations to be good.

DESCRIPTION OF PROPERTY

    The Company's existing restaurants are located in leased facilities, all of which the Company believes to be adequate. The Company owns all of the furniture, fixtures, and equipment in each of its restaurants. Leasehold improvements paid for by the Company generally will become the property of the landlord upon expiration or termination of a lease.

    The Company's corporate offices are located in Edina, Minnesota, a Minneapolis suburb. These premises include a test kitchen and a small warehouse area. The lease currently runs through August 31, 1998, with the Company having the option to renew the lease for an additional three year term at the then current market rates. The Company believes this facility will be adequate to accommodate its administrative needs for the foreseeable future and that it will be able to renew its existing lease upon satisfactory terms or obtain comparable space on satisfactory terms.

    The Company leases real estate and improvements for its restaurants. The leases for its Italian restaurants generally provide for an initial term of ten or twelve years although one restaurant had an initial term of twenty years. These leases generally have a minimum of two five-year renewal options. Base rent under the Company's leases varies depending, in part, upon leasehold allowance funds provided by the lessor. Base rent at some locations also escalates during the term of the lease. At a few restaurants, the Company also is required to pay a percentage rate between 4% and 5.5% of sales in excess of specified amounts. The Company pays all real estate taxes, insurance, utilities and maintenance expenses for its leased properties.

    The Company's leases for its bagel bakeries generally run for either five or ten years, and have an option to renew for one or two additional five year terms. The existing leases provide for a fixed rent for the primary term in an amount that varies with the location.

LEGAL PROCEEDINGS

    The Company is not subject to any pending legal proceedings.

CERTAIN TRANSACTIONS

    In order to finance certain working capital requirements, during the period of June 1997 through August 1997, the Company has borrowed $400,000 from L.E. "Dan" Danford, Jr., the Chairman of the Board of Directors of the Company, pursuant to an unsecured 10.5% Promissory Note that is payable in four installments from October 1997 through June 1998. The Company anticipates that it may be necessary for it to borrow additional funds from Mr. Danford in the future. There are, however, no guarantees that funds will be available from Mr. Danford when needed by the Company.

                      DESCRIPTION OF NOTES AND TERMS OF OFFERING

GENERAL

    The Notes are general obligations of the Company. The Company will issue up to a principal amount of $1,750,000 of Notes. The Notes may be issued in one or more series having various maturities, interest rates, principal amounts, prepayment provisions and other features as the Company may establish. This Prospectus relates to Subordinated Fixed-Term notes having maturities of one or three years after the date of issue. There is no limitation on the respective amounts of each series of Notes which may be outstanding.

    The Notes will be issued in registered form, without coupons, in any multiple of $1,000. In the future, the Notes may be offered and issued in such denominations as may be designated from time to time by the Company. The Company currently intends to issue the Notes in certificated form; however, the Company may elect to issue Notes in uncertificated form pursuant to Article 8 of the Uniform Commercial Code.

    The Notes are unsecured general obligations of the Company, subordinated to all existing and future Senior Indebtedness. There is no sinking fund or other provision for payment of the Notes at maturity. Notes which mature will be paid from general funds of the Company or from the sale of new Notes. See "Description of Notes and Terms of Offering - Subordination."

INTEREST

    Initial interest rates are set at 11.00% for One-Year Notes and 12.00% for Three-Year Notes. The initial interest rate payable on any unsold Notes will be subject to change by the Company from time to time based on market conditions and the Company's financial requirements, but no such change will affect the interest rate on any Note purchased prior to the effective date of such change. Interest payable on the Notes accrues from the date of issuance and is calculated based on a 360-day year.

    Interest on all the Notes will be paid semi-annually, on January 1 and July
1.

PREPAYMENT BY THE COMPANY

    The Company reserves the right to prepay any Note, in whole or in part, plus accrued interest to the prepayment date, without penalty or premium upon 15 days written notice. Any partial prepayment shall be in multiples of $1,000.

INTEREST ACCRUAL DATE

    Interest on the Notes accrues from the date of purchase, which is deemed to be the date the Company receives funds prior to 3:00 p.m. on a business day, or the next business day if the Company receives such funds on a non-business day or after 3:00 p.m. on a business day. For this purpose, the Company's business day will be deemed to be Monday through Friday, except for national bank holidays.

INTEREST WITHHOLDING

    With respect to those investors who do not provide the Company with a fully executed Internal Revenue Service Form W-8 or Form W-9, the Company will withhold 31% of any interest paid. Otherwise, no interest will be withheld.

SUBORDINATION

    The Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness. The Company and each Noteholder by accepting a Note agrees to the subordination and authorizes the Company to give it effect.
Senior Indebtedness means all Indebtedness (as defined below) of the Company except (a) indebtedness evidenced by the Notes and (b) indebtedness which is expressly made equal in right of payment to the Notes. As of August 31, 1997, the Company's $1,849,706 of Senior Indebtedness includes (i) $203,690 of an 11.5% note payable to a financial institution due in monthly installments through December 2000, (ii) $306,581 of 10.5% notes payable to a financial institution due in monthly installments May 2001, (iii) $372,935 of amounts due under a capital lease through January 2005, (iv) $400,000 of a 10.5% promissory note to an affiliate of the Company due in four installments through June 1998 and (v) $566,500 in prime plus 3% notes payable to a construction company due in June 1998. See "Certain Transactions." "Indebtedness" of the Company on any date includes (i) all indebtedness for money borrowed by the Company, (ii) indebtedness of the Company under leases which are capitalized under generally accepted accounting principles ("GAAP") and (iii) indebtedness of the Company representing the deferred and unpaid purchase price of any property or business (excluding trade and service payables incurred in the ordinary course of business and constituting current liabilities).

    Upon the maturity of any Senior Indebtedness by lapse of time, acceleration of otherwise, all such Senior Indebtedness must first be paid in full before any payment is made by the Company on account of the Notes. The Company may not pay any amounts in respect of the Notes, designate or set aside any amount for such payment, or acquire any Notes for cash or property, other than capital stock of the Company, (a) if the Company is then in default in the payment of any obligation due with respect to Senior Indebtedness or (b) if a default on Senior Indebtedness occurs and is continuing that permits holders of such Senior Indebtedness to accelerate its maturity (other than a payment default) and the Company receives a notice of the default. The Company may resume payments on the Notes and may acquire them when the default is cured or waived.

DEFAULT

    In the event of nonpayment when due of any payment due on any Note, and if such default continues for a period of 30 days, then at the option of the holder the Note, all amounts then owing under the Note shall become due and payable, subject to the subordination provisions of the Note.

PLACE, METHOD AND TIME OF PAYMENT

    Principal and interest upon the Notes will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his or her address appearing in the register which the Company maintains for that purpose. Any payment of principal or interest which is due on a non-business day will be payable by the Company on the next business day immediately following such non-business day.

EXCHANGES

    The Company, in its discretion, may offer or accept outstanding Notes in exchange for other Notes under this Prospectus.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Notes in accordance with this Prospectus. The Company or other registrar under this Prospectus may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by this Prospectus. The Company is not required to transfer or exchange any Notes selected for prepayment, beginning at the opening of business 15 days before the day notice of prepayment is mailed by the Company. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before the maturity of the Note.

REPORTS

    The Company publishes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to any Noteholder upon oral or written request to the Company. The requesting Noteholder shall identify itself as such in such request.

SERVICE CHARGES

    The Company reserves the right to assess reasonable service charges for services such as changing the registration of any Note when such change is occasioned by a change in name of the holder or a transfer (whether by operation of law or otherwise) of a Note by the holder to another person.

VARIATIONS IN TERMS AND CONDITIONS

    The Company may elect to offer only certain of the series of Notes described in this Prospectus, depending on the Company's financial requirements and market conditions. The Company reserves the right from time to time to offer securities different from the Notes and to vary the terms and conditions of the offering depending upon various factors, including the state or locality where the purchaser resides, the purchaser's tenure as an investor with the Company or whether an investor is increasing or renewing his or her investment in the Company's securities. In addition, the Company may vary certain terms and conditions of the Notes for its employees.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain federal income tax consequences relating to the purchase, ownership, and disposal of the Notes.
The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and judicial or ruling authority, all of which are subject to change, which may be retroactive. The discussion assumes that the Notes are held as capital assets and does not purport to deal with federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules. Investors should consult their own tax advisors to determine the federal, state, local, and any other tax consequences of the purchase, ownership, and disposition of the Notes.

SALE, EXCHANGE OR RETIREMENT

    Upon the sale, exchange or retirement of a Note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the holder's adjusted tax basis in the Note. The adjusted tax basis of a Note to a particular holder generally will equal the holder's cost for the Note, increased by any accrued but unpaid interest previously included by such Holder in income with respect to the Note and decreased by principal payments previously received by such Holder with respect to the Note. Any such gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in income.

REPORTING AND BACKUP WITHHOLDING

    The Company will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements such information as may be required by law with respect to interest on the Notes. Under certain circumstances, a holder of a Note may be subject to "backup withholding" at a 31% rate. Backup withholding may apply to a holder who is a United States person if the holder, among other circumstances, fails to furnish his Social Security number or other taxpayer identification number to the Company. Backup withholding, however, does not apply to payments on a Note made to certain exempt recipients, such as corporations and tax exempt organizations.


                                 PLAN OF DISTRIBUTION

    The Notes are being offered on a continuous basis. The Notes will be sold directly by officers and other employees of the Company, without an underwriter or selling agent.

    From time to time, the Company may limit the volume of Notes sold. The Company may vary the terms and conditions of the offering as otherwise described under "Description of Notes - Variations in Terms and Conditions." Further, the Company may offer different securities at different times depending on such factors as the Company's liquidity requirements, the interest rate environment and other economic conditions.

    The Company's employees participating in the sale of the Notes are not required to be registered as brokers under the Exchange Act, based upon the safe harbor provided by Rule 3a4-1 under the Exchange Act. Pursuant to Rule 3a4-1, such employees will not be deemed to be brokers because they will not receive a commission or other remuneration in connection with the sale of the Notes, and are not and will not be associated persons of a broker or dealer. In addition, the employees will restrict their participation in the sale of the Notes to the following activities, as required under Rule 3a4-1(a)(4)(iii) of the Exchange
Act: (i) preparing and delivering written communications as generally approved by an officer or director of the Company, without making any oral solicitations of potential purchasers, (ii) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses will be limited to information contained in this Prospectus and any applicable Prospectus Supplement, and (iii) performing administerial and clerical work involved in effecting any transaction.


                                    LEGAL MATTERS

    The validity of the Notes offered will be passed upon for the Company by Lindquist & Vennum, P.L.L.P., 4200 IDS Center, Minneapolis, Minnesota 55402.


                                       EXPERTS

    The consolidated financial statements of the Company as of and for the fifty-two weeks ended June 29, 1997, incorporated by reference into this Prospectus, have been so incorporated in reliance upon the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.


                                ADDITIONAL INFORMATION

    Neither Bruegger's Franchise Corporation ("Bruegger's") nor any of its parents, subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys are in any way participating in, approving or endorsing this offering of securities by the Company, any of the offering or accounting procedures used in the Prospectus, or any representations made in connection with the offering. The grant by Bruegger's of any franchise or other rights to Ciatti's or DFW is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding financial or other performance which may be contained in this Prospectus. Any review by Bruegger's of this Prospectus or the information included in this Prospectus has been conducted solely for the benefit of Bruegger's to determine conformance with Bruegger's internal policies, and not to benefit or protect any other person. No investor should interpret any such review by Bruegger's or the use and display of any of Bruegger's logos, trademarks or service marks herein as approval, endorsement, acceptance or adoption of any representation, warranty or covenant contained in the materials reviewed. The enforcement or waiver of any obligation of Ciatti's or DFW under any agreement between Ciatti's or DFW and Bruegger's or any of Bruegger's affiliates is a matter of Bruegger's or its affiliates' sole discretion. No investor should rely on any representation, assumption or belief that Bruegger's or its affiliates will enforce or waive particular obligations of Ciatti's or DFW under such agreements.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROSPECTUS OF A PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.



                      -----------------------------------------

                                  TABLE OF CONTENTS

                      -----------------------------------------

                                                                       Page
                                                                       ----

Available Information............................................        2
Incorporation of Certain Documents by
         Reference...............................................        2
Prospectus Summary...............................................        3
Risk Factors.....................................................        5
Ratio of Earnings to Fixed Charges...............................       11
Use of Proceeds..................................................       11
Selected Consolidated Financial Data.............................       12
Management's Discussion and Analysis of
         Financial Condition and Results of
         Operations..............................................       13
Business.........................................................       19
Certain Transactions.............................................       27
Description of Notes and Terms of Offering.......................       28
Certain Federal Income Tax Consequences..........................       30
Plan of Distribution.............................................       30
Legal Matters....................................................       31
Experts..........................................................       31





                                      $1,750,000
                                   PRINCIPAL AMOUNT

                        --------------------------------------

                                    CIATTI'S, INC.


















                        --------------------------------------

                                      PROSPECTUS
                                   OCTOBER 8, 1997

                        --------------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         SEC registration fee                              $   606
         Legal fees                                         10,000
         Accounting fees                                     7,000
         Printing expenses                                   4,500
         Blue Sky fees                                       1,000
         Miscellaneous fees and expenses                     1,894
                                                           -------

              Total                                        $25,000
                                                           -------
                                                           -------


ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Bylaws require indemnification of its directors and officers to the fullest extent permitted by Minnesota law. The Bylaws provide that the Company shall indemnify any person made or threatened to be made a party to any threatened, pending or completed civil, criminal administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the corporation, by reason of the former or present official capacity of the person, provided the person seeking indemnification meets five criteria set forth in
Section 302A.521 of the Minnesota Business Corporation Act.

    The Company's Bylaws also authorize the Board of Directors, to the extent permitted by applicable law, to indemnify any person or entity not described in the Bylaws pursuant to, and to the extent described in, an agreement between the Company and such person, or as otherwise determined by the Board of Directors in its discretion.

    Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person (i) has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and Section 302A.255 (regarding conflicts of interest), if applicable, has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions by person in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.


ITEM 16.  EXHIBITS

Exhibit no.   Description
-----------   -----------

4.1.1         Form of One-Year Promissory Note *
4.1.2         Form of Three-Year Promissory Note *
4.2           Form of Subscription Agreement *
5 Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company*

10.1 Lease dated August 31, 1993, as amended September 1, 1993 between the Company and 850 Limited Partnership, a Minnesota limited Partnership (St. Paul restaurant); Filed as an exhibit to the July 3, 1994 Form 10-KSB and incorporated hereby by reference.

10.2 Lease dated September 26, 1984, as amended July 1, 1986 between the Company and R&D Joint Venture (Madison restaurant); Filed as an Exhibit to the Registration Statement on Form S-1, as amended (Commission File No. 33-8965), effective on December 23, 1986, and incorporated herein by reference.

10.2.1 Agreement dated July 1, 1986 between Ciatti's of Wisconsin, Inc. and C.J. Raymond (Madison Restaurant); Filed as an exhibit to the July 3, 1988 Form 10-KSB and incorporated hereby by reference.

10.2.2 Amendment to Lease (dated September 26, 1984 as amended July 1, 1986) dated August 25, 1988 between Ciatti's of Wisconsin, Inc. and C.J. Raymond (Madison restaurant); Filed as an exhibit to the July 3, 1988 Form 10-KSB and incorporated hereby by reference.

10.3 Lease dated July 24, 1987, between the Company and Eden Entertainment Associates (Eden Prairie restaurant); Filed as an exhibit to the July
         3, 1988 Form 10-KSB and incorporated hereby by reference.10.4    Lease
         dated July 29, 1987, between the Company and Restaurant Associates (Falcon Heights restaurant); Filed as an Exhibit to Post-Effective Amendment No. 1 to Form S-1 Registration Statement dated March 20, 1989 (No. 33-8965) and incorporated herein by reference.

10.5 Lease dated December 20, 1988, between the Company and Ryan Construction Company of Minnesota, Inc. (Burnsville restaurant); Filed as an Exhibit to Post-Effective Amendment No. 1 to Form S-1 Registration Statement dated March 20, 1989 (No. 33-8965) and incorporated herein by reference.

10.7 Promissory Note dated May 10, 1995, from the Company to Norwest Equipment Finance, Inc. with respect to Eden Prairie restaurant; Filed as an exhibit to the July 2, 1995 Form 10-KSB and incorporated hereby by reference.

10.8 Lease dated July 11, 1989 between the Company and Larson-Doran partnership (Maplewood restaurant); Filed as an exhibit to the July 2, 1989 Form 10-KSB and incorporated hereby by reference

10.9 Lease dated July 26, 1990, between the Company and G.R. Herberger's, Inc. (St. Cloud restaurant); Filed as an exhibit to the July 1, 1990 Form 10-KSB and incorporated hereby by reference.

10.10 Lease dated June 1990 between the Company and Phoenix Mutual Life Insurance (Corporate office); Filed as an exhibit to the July 1, 1990 Form 10-KSB and incorporated hereby by reference.

10.10.1 Amendment No. 1 dated March 14, 1995 to June 1990 lease between the Company and Phoenix Mutual Life Insurance (Corporate office); Filed as an exhibit to the July 1, 1990 Form 10-KSB and incorporated hereby by reference.

10.11 Lease dated April 18, 1991, between the Company and J.L.P. Associates II of Eden Prairie (LaCrosse restaurant); Filed as an exhibit to the June 30, 1991 Form 10-KSB and incorporated hereby by reference.

10.11.1 First Amendment dated June 18, 1991, to lease with respect to LaCrosse restaurant; Filed as an exhibit to the June 28, 1992 Form 10-KSB and incorporated hereby by reference.

10.12 Lease dated May 17, 1991, between the Company and Gabbert and Beck Company (Edina restaurant); Filed as an exhibit to the June 30, 1991 Form 10-KSB and incorporated hereby by reference.

10.13 Lease dated July 3, 1991, between the Company and Wooddale Shopping Center (Woodbury restaurant); Filed as an exhibit to the June 30, 1991 Form 10-KSB and incorporated hereby by reference.

10.14 Shareholder Development Agreement effective as of January 1, 1995, between Big D Bagels, Inc. and Bruegger's Franchise Corporation; Filed as an exhibit to the January 1, 1995 Form 10-QSB and incorporated hereby by reference.

10.14.1  Settlement Agreement dated April 23, 1997 between Ciatti's, Inc., Big
         D. Bagels, Inc., Quality Dining, Inc. and Bruegger's Franchise Corporation; Incorporated by reference to Exhibit 10.14.1 to Amendment No. 2 to Form S-2 File No. 333-23233.

10.15* Restated Stock Option Plan, as amended; Filed as an exhibit to the Form S-8 Registration Statement, File Number 33-28306 (April 24, 1989) and incorporated herein by reference.

10.16* 1993 Stock Option Plan; Filed as an exhibit to the Form S-8 Registration Statement, File Number 33-76974 (March 28, 1994) and incorporated herein by reference.

10.17 Promissory Note dated January 15, 1996, from the Company to Norwest Equipment Finance, Inc. with respect to Big D Bagels, Inc.; Filed as an exhibit to the June 30, 1996 Form 10-K and incorporated herein by reference.

10.18 Promissory Note dated May 31, 1996, from the Company to Norwest Equipment Finance, Inc. with respect to Big D Bagels, Inc.; Filed as an exhibit to the June 30, 1996 Form 10-K and incorporated herein by reference.

21.1 The Company has one subsidiary, DFW Bagels, Inc., a Minnesota corporation, dba Bruegger's Bagel Bakery.

23.1     Consent of Grant Thornton LLP Independent Certified Public Accountants
24.1     Power of Attorney (included on signature page hereof)

ITEM 17.  UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (I) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Notes offered herein, and the offering of such Notes at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the Notes being registered which remain unsold at the expiration of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edina, State of Minnesota, on the 8th day of October, 1997.

                                       CIATTI'S, INC.
                                       (Registrant)


                                       By /s/ Phillip R. Danford
                                          ----------------------
                                          Phillip R. Danford
                                          President and Director

                                  POWER OF ATTORNEY

    The undersigned hereby constitute and appoint Phillip R. Danford, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for us and in our stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute of substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 8, 1997 in the capacities indicated.

  Signature                               Title
  ---------                               -----


/s/ L.E. "Dan" Danford, Jr.               Director  and Chairman of the Board
---------------------------
L.E. "Dan" Danford, Jr.


/s/ Phillip R. Danford                    President and Director
----------------------
Phillip R. Danford                        (Principal Executive Officer;
                                          Principal Financial Officer)


/s/ Thomas A. Kelm                        Director
------------------
Thomas A. Kelm


/s/ Scott P. McGuire                      Controller
--------------------
Scott P. McGuire



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